UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 25 February 2005 - 14 March 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

1.1	Notice of Allotment Share Option

1.2	Notice of Allotment Dividend Reinvestment

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail   linda.cox@telecom.co.nz

11 March 2005

Market Information Services Section

New Zealand Stock Exchange

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Option Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4

b) Number Issued	1,329,324

c) Issue Price	$4.43 - $5.27

d) Payment Terms	Cash

e) Amount paid up	In full

f) Percentage of total class issued	0.068%

g) Reason for issue	Share Option Scheme

h) Authority for issue	Share Option Scheme

i) Terms of issue	The shares rank pari passu with the existing ordinary shares

j) Number of securities in existence after the issue	1,950,038,349

l) Date of Issue	31 January 2005 4, 7, 8, 9, 10, 11, 14, 15, 16, 17, 21, 25 February 2005 1, 3, 4, 7, 8, 9, 10 March 2005

Yours faithfully

Linda Cox

Company Secretary

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone (04) 498 9059 • Fax: (64 4) 471 0076

Mobile 027 4475 537

e-mail   linda.cox@telecom.co.nz

11 March 2005

Market Information Services Section

New Zealand Stock Exchange

Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to the Share Option Scheme:

a) Class of Security	Ordinary Shares

ISIN	NZTELE0001S4

b) Number Issued	4,015,576

c) Issue Price	$6.4045

d) Payment Terms	Cash

e) Amount paid up	In full

f) Percentage of total class issued	0.205%

g) Reason for issue	Dividend Reinvestment Plan

h) Authority for issue	Dividend Reinvestment Plan

i) Terms of issue	The shares rank pari passu with the existing ordinary shares

j) Number of securities in existence after the issue	1,954,053,925

l) Date of Issue	11 March 2005

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 14 March 2005